

Mail Stop 3720

July 28, 2017

Stephen Farber
Chief Financial Officer
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, Kentucky 40202

> **Re: Kindred Healthcare, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-14057**

Dear Mr. Farber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Results of Operations - Continuing Operations for the years ended December 31, 2016, 2015 and 2014, page 79

1.   We note that you exclude lease expenses from EBITDAR. Please explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In this regard, we also note your presentation of EBITDAR in your earnings release.

Stephen Farber
Kindred Healthcare, Inc.
July 28, 2017
Page 2

Note 9 – Business Segment Data, page F-28

2.   We note that Segment EBITDAR reported for each of the Company's operating segments excludes litigation contingency expense, impairment charges, restructuring charges, transaction costs, and the allocation of support center overhead. Since in addition to rent, you excluded several other charges from Segment EBITDAR, please revise the name of this measure to more clearly align with its nature.

3.   We note that you show a subtotal for EBITDAR in your Segment EBITDAR reconciliation to Income (loss) from continuing operations. This subtotal is a non-GAAP measure and is not necessary for the reconciliation. Please remove the EBITDAR subtotal.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Carlos Pacho

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant
                                        AD Office 11 – Telecommunications